Dykema Gossett PLLC

Suite 300

39577 Woodward Avenue
Bloomfield Hills, Michigan 48304

www.dykema.com

Tel: (248) 203-0700

Fax: (248) 203-0763

D. Richard McDonald Direct

Dial: (248) 203-0859

Email: DRMCDONALD@DYKEMA.COM

September 25, 2012

Ms. Tamara J. Tangen

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Syntel, Inc.

Form 10-K For the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 10-Q For the Quarterly Period Ended June 30, 2012

Filed August 6, 2012

File No. 000-22903

Dear Ms. Tangen:

On behalf of Syntel, Inc., a Michigan corporation (the “Company”), I am responding to the Staff’s comment letter dated September 13, 2012 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011, filed on February 27, 2012 and the Company’s Form 10-Q for the quarterly period ended June 30, 2012, filed on August 6, 2012. On behalf of the Company, we would respectfully request an extension of an additional 12 business days until October 15, 2012 for the Company to respond to the Staff’s comment letter. Thank you for your consideration and assistance.

Very truly yours,

DYKEMA GOSSETT PLLC

/s/ D. Richard McDonald

D. Richard McDonald

cc:	Daniel M. Moore

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